BYLAWS OF
REVO ZERO Corporation,
a Virginia Corporation

ARTICLE I

1.1. Annual Meetings. An annual meeting of the shareholders of REVO ZERO Corporation, formerly known as REVO H2 Corporation (the "Corporation") will be held for the election of directors on a date and at a time and place either within or without the commonwealth of Virginia fixed by resolution of the Board of Directors.

Any other proper business may be transacted at the annual meeting, except as limited by any notice or other requirements under the Virginia Stock Corporation Act.

1.2. Special Meetings. Special meetings of the shareholders may be called at any time by the Board of Directors, by the Chairperson of the Board of Directors, by the President, or upon the written demand of the holders of shares entitled to cast not less than 20% of the votes at the meeting, such meeting to be held on a date and at a time and place either within or without the Commonwealth of Virginia as may be stated in the notice of the meeting.

1.3. Notice of Meetings. Whenever shareholders are required or permitted to take any action at a meeting a written notice of the meeting must be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each shareholder entitled to vote thereat, except that meetings to increase the number of shares or corporate indebtedness each require at least 60 days' notice.

Notice of a shareholders' meeting or any report must be given either personally or by first-class mail or other means of written communication or by electronic transmission, addressed to the shareholder at the address of such shareholder appearing on the books of the Corporation or given by the shareholder to the Corporation for the purpose of notice. The notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communication.

1.4. Adjournments. When a shareholders' meeting is adjourned to another time or place, except as otherwise provided in this Section, notice need not be given of any such adjourned meeting if the date, time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

1.5. Validating Meeting of Shareholders; Waiver of Notice. The transactions of any meeting of shareholders, however called and noticed, and wherever held or through the use of conference telephone or similar communications equipment permitted by the Virginia Stock Corporation Act,, are as valid as though had at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting or an approval of the minutes thereof. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Attendance of a person at a meeting shall constitute a waiver of notice of and presence at such meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required by law to be included in the notice but not so included, if such objection is expressly made at the meeting. Neither the business to be transacted at nor the purpose of any regular or special meeting of shareholders need be specified in any written waiver of notice, consent to the holding of the meeting or approval of the minutes thereof, except as required by the Virginia Stock Corporation Act.

1.6. Quorum. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders.

The shareholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum. In the absence of a quorum, any meeting of shareholders may be adjourned from time to time by the vote of a majority of the shares represented either in person or by proxy, but no other business may be transacted, except as provided in this Section.

1.7. Organization. Meetings of shareholders shall be presided over by the Chairman of the Board of Directors, if any, or in the absence of the Chairman of the Board of Directors by the Vice Chairman of the Board of Directors, if any, or in the absence of the Vice Chairman of the Board of Directors by the President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary, an Assistant Secretary, shall act as secretary of the meeting, or in their absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

1.8. Voting. Unless otherwise provided in the Articles of Incorporation, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote of shareholders.

Any holder of shares entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, other than elections to office, but, if the shareholder fails to specify the number of shares such shareholder is voting affirmatively, it will be conclusively resumed that the shareholder's approving vote is with respect to all shares such shareholder is entitled to vote.

Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

In all other matters, unless otherwise provided by Virginia law or by the Articles of Incorporation or these bylaws, the affirmative vote of the holders of a majority of the shares entitled to vote on the subject matter at a meeting in which a quorum is present shall be the act of the shareholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes at a meeting in which a quorum is present shall be the act of such class or classes, except as otherwise provided by the state of Virginia law or by the Articles of Incorporation or these bylaws.

Except as otherwise provided in the Articles of Incorporation or under the Virginia Stock Corporation Act, any action which may be taken at any annual or special meeting of the shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote on such action.

1.9. Shareholder's Proxies. At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his or her duly authorized attorney-in-fact.

Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after the expiration of 11 months from the date thereof unless otherwise provided in the proxy. Every proxy continues in full force and effect until revoked by the person executing it prior to the vote pursuant thereto, except as otherwise provided in this Section. Such revocation may be effected by a writing delivered to the Corporation stating that the proxy is revoked or by a subsequent proxy executed by the person executing the prior proxy and presented to the meeting, or as to any meeting by attendance at such meeting and voting in person by the person executing the proxy.

1.10. Inspectors. In advance of any meeting of shareholders the Board of Directors may appoint inspectors of election to act at the meeting and any adjournment thereof.

1.11. Fixing Date for Determination of Shareholders of Record. In order that the Corporation may determine the shareholders entitled to notice of any meeting or to vote or to express consent to corporate action in writing without a meeting or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than 60 nor less than ten days prior to the date of such meeting nor more than 60 days prior to any other action.

If no record date is fixed:

> a) the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held;

> b) the record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board of Directors has been taken, shall be the day on which the first written consent is given; and

> c) the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto or the 60th day prior to the date of such other action, whichever is later. When a

determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof.

1.12. Consent of Shareholders in Lieu of Meeting. Except as otherwise provided in the Articles of Incorporation or under the Virginia Stock Corporation Act, any action that may be taken at any annual or special meeting of the shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by the holders of all outstanding shares entitled to vote thereon.

ARTICLE II

Board of Directors

2.1. Powers; Number; Qualifications. The business and affairs of the Corporation shall be managed by, and all corporate powers shall be exercised by or under, the direction of the Board of Directors, except as otherwise provided in these bylaws or Articles of Incorporation.

2.2. Election; Term of Office; Resignation; Vacancies. At each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified. Any director may resign effective upon giving written notice to the Chairman of the Board of Directors, the Secretary of the Board of Directors, or the Board of Directors of the Corporation, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

Subject to the provisions of the Virginia Stock Corporation Act, any director may be removed with or without cause at any time by the shareholders of the Corporation at a special meeting called for such purpose. In addition, any director may be removed for cause by action of the Board of Directors.

Unless otherwise provided in the Articles of Incorporation or these bylaws and except for a vacancy caused by the removal of a director, vacancies on the Board of Directors may be filled by appointment by the Board of Directors. The shareholders may elect a director at any time to fill a vacancy not filled by the Board of Directors.

2.3. Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such places within or without the commonwealth of Virginia and at such times as the Board of Directors may from time to time determine.

2.4. Special Meetings; Notice of Meetings; Waiver of Notice. Special meetings of the Board of Directors may be held at any time or place within or without the commonwealth of Virginia whenever called by the Chairman of the Board of Directors, by the Vice Chairman of the Board of Directors, if any, or by any two directors. Subject to any greater notice requirements set forth in the Virginia Stock Corporation Act, special meetings shall be held on five days' notice by mail or 48 hours' notice delivered personally or by telephone, telegraph or any other means of communication authorized by the Virginia Stock Corporation Act. Notice delivered personally or by telephone may be transmitted to a person at the director's office who can reasonably be expected to deliver such notice promptly to the director.

Notice of a meeting need not be given to any director who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such director. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. A notice, or waiver of notice, need not specify the purpose of any regular or special meeting of the Board of Directors.

2.5. Participation in Meetings by Conference Telephone Permitted. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board or of such committee, as the case may be, through the use of conference telephone or similar communications equipment permitted by the Virginia Stock Corporation Act, so long as all members participating in such meeting can hear one another, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

2.6. Quorum; Adjournment; Vote Required for Action. At all meetings of the Board of Directors a majority of the authorized number of directors shall constitute a quorum for the transaction of business. Subject to the provisions of the Virginia Stock Corporation Act, every act or decision done or made by a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board unless the Articles of Incorporation or these bylaws shall require a vote of a greater number.

A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. If the meeting is adjourned for more than 24 hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors who were not present at the time of the adjournment.

2.7. Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board of Directors, or in the absence of the Chairman of the Board by the Vice Chairman of the Board of Directors, if any, or in their absence by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary, an Assistant Secretary, will act as secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary the chairman of the meeting may appoint any person to act as secretary of the meeting.

2.8. Action by Directors without a Meeting. Any action required or permitted to be taken by the Board of Directors, or any committee thereof, may be taken without a meeting if all members of the Board or of such committee, as the case may be, shall individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the Board of Directors Such action by written consent shall have the same force and effect as a unanimous vote of such directors.

2.9. Compensation of Directors. The Board of Directors shall have the authority to fix the compensation of directors for services in any capacity.

ARTICLE III

Executive and Other Committees

3.1. Executive and Other Committees of Directors. The Board of Directors, by resolution adopted by a majority of the authorized number of directors, may designate an executive committee and other committees, each consisting of two or more directors, to serve at the pleasure of the Board of Directors, and each of which, to the extent provided in the resolution but subject to the Virginia Stock Corporation Act, will have all the authority of the Board.

The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent member or members at any meeting of such committee.

Unless the Board of Directors otherwise provides, each committee designated by the Board may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board of Directors or a provision in the rules of such committee to the contrary, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these bylaws.

ARTICLE IV

Officers

4.1. Officers; Election. As soon as practicable after the annual meeting of shareholders each year, the Board of Directors shall appoint a President, a Treasurer and a Secretary. The Board may also elect one or more Vice Presidents, one or more Assistant Secretaries, and such other officers as the Board may deem desirable or appropriate and may give any of them such further designations or alternate titles as it considers desirable. Any number of offices may be held by the same person.

4.2. Term of Office; Resignation; Removal; Vacancies. Except as otherwise provided in the resolution of the Board of Directors electing any officer, each officer will hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board or to the Chairman of the Board or the Secretary of the Corporation. Such resignation will take effect when the notice is delivered, unless the notice specifies a later time, and unless otherwise specified therein no acceptance of such resignation will be necessary to make it effective. The Board may remove any officer with or without cause at any time. Any such removal will be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election of an officer will not of itself create contractual rights. Any vacancy occurring in any office of the Corporation by death, resignation, removal, or otherwise may be filled for the unexpired portion of the term by the Board at any regular or special meeting.

4.3. Powers and Duties. The officers of the Corporation will have such powers and duties in the management of the Corporation as are stated in these bylaws or in a resolution of the Board of Directors that is not inconsistent with these bylaws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board of Directors. The

Secretary will have the duty to record the proceedings of the meetings of the shareholders, the Board of Directors and any committees in a book to be kept for that purpose.

4.4. Salaries. The salaries, compensation and other benefits, if any, of the officers will be fixed from time to time by the Board of Directors, and no officer will be prevented from receiving such salary by reason of the fact that he or she is also a Director of the Corporation.

ARTICLE V

Forms of Certificates; Loss and Transfer of Shares

5.1. Forms of Certificates. The Board of Directors may authorize the issuance of some or all of the shares of any or all of its classes or series without certificates. If certificates are issued, they will be signed in the name of the Corporation by (1) the President, any Vice President, Chairman of the Board or Vice Chairman, and by (2) the Chief Financial Officer, Treasurer, Assistant Treasurer, or Secretary of the Corporation, certifying the number of shares and the class or series of shares owned by such shareholder. If such certificate is manually signed by at least one officer or manually countersigned by a transfer agent or by a registrar, then any other signature on the certificate may be a facsimile signature. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

5.2. Lost, Stolen or Destroyed Share Certificates; Issuance of New Certificates. The Corporation may issue a new share certificate or a new certificate for any other security in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VI

Records and Reports

6.1. Shareholder Records. The Corporation shall keep at its principal executive office or at the office of its transfer agent or registrar a record of the names and addresses of all shareholders and the number and class of shares held by each shareholder.

6.2. Corporate Documents and Bylaws. The Corporation shall keep at its principal executive office the original or a copy of the Articles of Incorporation and bylaws as amended which shall be open to inspection within a 10 business days' notice by the shareholders. The Corporation shall, upon the written request of any shareholder, furnish to that shareholder a copy of the Articles of Incorporation or bylaws as amended to date.

6.3. Minutes and Accounting Records. The minutes of proceedings of the shareholders, the Board of Directors, and committees of the Board, and the accounting books and records will be kept at the principal executive office of the Corporation, or at such other place or places as designated by the Board of Directors. The minutes will be kept in written form, and the accounting books and records will be kept either in written form or in a form capable of being converted into written form.

6.4. Inspection by Directors. Subject to applicable Virginia law, every director shall have the right at any reasonable time to inspect all books, records, and documents of every kind and the physical properties of the Corporation and each of its subsidiary corporations for purposes relating to his or her status as director. This inspection by a director may be made in person or by an agent or attorney and the right of inspection includes the right to copy and make extracts of documents.

6.5. Annual Report to Shareholders. Subject to the Virginia Stock Corporation Act, for as long as the Corporation has fewer than the number of shareholders specified in the applicable statute, if any, any requirement of an annual report to shareholders is expressly waived. However, nothing in this provision shall be interpreted as prohibiting the Board of Directors from issuing annual or other periodic reports to the shareholders, as the Board considers appropriate.

At the annual meeting of shareholders, or the meeting held in lieu thereof, the Corporation shall lay before the shareholders a financial statement consisting of:

    a) A balance sheet containing a summary of the assets, liabilities, stated capital, if any, and surplus (showing separately any capital surplus arising from unrealized appreciation of assets, other capital surplus, and earned surplus) of the Corporation as of the end of the Corporation's most recent fiscal year, except that, if consolidated financial statements are laid before the shareholders, the consolidated balance sheet shall show separately or disclose by a note the amount of the consolidated surplus that does not constitute earned surplus of the Corporation or any of its subsidiaries and that is not classified as stated capital or capital surplus on the consolidated balance sheet; and

    b) A statement of profit and loss and surplus, including a summary of profits, dividends or distributions paid, and other changes in the surplus accounts of the Corporation for the period commencing with the date marking the end of the period for which the last preceding statement of profit and loss required under this Section was made and ending with the date of said balance sheet, or in the case of the first statement of profit and loss, from the incorporation of the Corporation to the date of said balance sheet.

6.6. Financial Statements. The Corporation shall keep a copy of each annual financial statement, quarterly or other periodic income statement, and accompanying balance sheets prepared by the Corporation on file in the Corporation's principal office for 3 years. These documents shall be exhibited at all reasonable times, or copies provided, to any shareholder on demand.

6.7. Form of Records. Any records maintained by the Corporation in the regular course of its business, with the exception of minutes of the proceedings of the shareholders, and of the Board of Directors and its committees, but including the Corporation's stock ledger and books of account, may be kept on, or be in the form of magnetic tape, photographs, microphotographs or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

ARTICLE VII

Miscellaneous

7.1. Principal Executive or Business Offices. The Board of Directors shall fix the location of the principal executive office of the Corporation at any place either within or without the commonwealth of Virginia.

7.2. Fiscal Year. The fiscal year of the Corporation must be determined by the Board of Directors.

7.3. Seal. The Corporation may have a corporate seal which shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

7.4. Indemnification. The Corporation shall have the power to indemnify, to the maximum extent and in the manner permitted by the Virginia Stock Corporation Act, each of its directors, officers, employees and agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the Corporation.

7.5. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

7.6. Dividends. The Board of Directors may from time to time declare, and the Corporation may pay dividends on its outstanding shares in the manner and upon the terms and conditions provided by Virginia law and its Articles of Incorporation.

A distribution shall not be made if, after giving it effect, either:

a) The Corporation would not be able to pay its debts as they become due in the usual course of business; or

b) The Corporation's total assets would be less than the sum of its total liabilities plus (unless the Articles of Incorporation permit otherwise) the amount that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

7.7. Amendment of Bylaws. To the extent permitted by law, these bylaws may be amended or repealed, and new bylaws adopted, by the Board of Directors. The shareholders entitled to vote, however, retain the right to adopt additional bylaws and may amend or repeal any bylaw whether or not adopted by them.

[Remainder of page Intentionally Left Blank.]

CERTIFICATE OF SECRETARY OF

REVO ZERO Corporation

The undersigned, Mequela Moreno, as Secretary of REVO ZERO Corporation, a Virginia corporation (the "Corporation"), hereby certifies the attached document is a true and complete copy of the bylaws of the Corporation and that such bylaws were duly adopted by the Board of Directors of the Corporation on the date set forth below.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of **Jan, 6th**, 20 **21**.



Mequela Thomas, Secretary



EXHIBIT B
FORM OF SHARE CERTIFICATE

NUMBER | SHARES

INCORPORATED UNDER THE LAWS OF THE COMMONWEALTH OF VIRGINIA
SEPTEMBER 2, 2020

REVO ZERO Corporation

AUTHORIZED: 25,000,000 SHARES COMMON STOCK

This Certifies that ______________________________ *is the registered holder of* ______________________________ *Shares of the above named Corporation, transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.*

In Witness Whereof, *the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed this* ______________ *day of* ______________ *A.D.* ______

______________________ TREASURER

______________________ SECRETARY

For Value Received ______ *hereby sell, assign and transfer unto* ______________________________

______________________________ *Shares represented by the within Certificate, and do hereby irrevocably constitute and appoint* ______________________________ *Attorney to transfer the said Stock on the books of the within named Corporation with full power of substitution in the premises.*

Dated ______________, ______

In presence of

____